BLACKWELL  Eric J. Gervais     4801 MAIN STREET        DIRECT LINE        FAX
SANDERS    Associate           SUITE 1000              (816) 983-8362     (816) 983-8080
LLP                            KANSAS CITY, MO  64112
           EMAIL ADDRESS                               TELEPHONE          WEBSITE ADDRESS
           egervais@blackwellsanders.com               (816) 983-8000     www.blackwellsanders.com

                                November 6, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Larry Greene

     Re:  Tortoise Total Return Fund, LLC (the "Fund")
          File Number 811-22085

To the Commission:

     On August  28,  2007,  the Fund  filed  with the  Securities  and  Exchange
Commission  (the  "Commission")  a  registration  statement  on  Form  N-2  (the
"Registration Statement") pursuant to Section 8(b) of the Investment Company Act of 1940 (the "1940 Act").  On October 16, 2007,  the Fund received oral comments
(the  "Comments")  on  the  Registration  Statement  from  Larry  Greene  of the
Commission staff.

     The purpose of this letter is to respond to the Comments.  The text of each
Comment  has been  included in this  letter for your  reference,  and the Fund's response is presented below.

1.   Comment:  Please explain to the staff whether the Fund intends to invest in foreign securities.

     Response:  The Fund hereby confirms to the staff that it does not intend to invest in foreign securities.

2.   Comment:  Please explain to the staff why the  Registration  Statement does not contain a fee table as required pursuant to Section 3.1 of Form N-2.

     Response:  The Fund acknowledges that the disclosure  typically required by
     Section 3.1 of Form N-2 is not  automatically  excepted from being provided pursuant to paragraph 3 of General  Instruction G of Form N-2, but does not believe  that the  disclosure  typically  required  by Section 3.1 would be relevant in the context of, and thus is not required to be included in, the
     Registration Statement.

     Item 3.1 of Form N-2 provides that "[i]f the prospectus offers common stock of the Registrant,  include  information  about the costs and expenses that investor will bear directly or  indirectly,  using the captions and tabular format  illustrated  below." As noted

November 6, 2007

     in  the  Registration  Statement,  the  Fund's  limited  liability  company interests  are being offered and sold  pursuant to a  confidential  private placement  memorandum  and in reliance on the exemption  from  registration provided by Rule 506 of Regulation D promulgated  under the  Securities Act of 1993. The Registration  Statement was filed solely to satisfy the Fund's obligations  pursuant  to Section  8(b) of the 1940 Act.  The  Registration
     Statement  is not used in  connection  with the sale of the Fund's  limited liability company  interests.  Thus, the disclosure  typically  required by
     Section  3.1 is not  relevant or  beneficial.  For the  information  of the staff,  the Fund notes that other  registered  investment  companies filing registration  statements  on Form N-2  pursuant to Section 8(b) of the 1940
     Act have also not provided the disclosure typically required by Item 3.1 of
     Form N-2.

3.   Comment:  Disclosure in Section 8.2 of the Registration Statement discusses the  Fund's  investment  objective.  Please  explain  to the  staff why the disclosure  does  not  contain  language  providing  that  there  can be no assurances that the Fund will achieve its investment objective.

     Response: As discuss in response to Comment Two, the Registration Statement was filed solely to satisfy the Fund's obligations pursuant to Section 8(b)
     of the 1940 Act and is not used in  connection  with the sale of the Fund's limited liability company  interests.  As such, the Fund does not feel such disclosure is relevant.  The Fund points out that such  disclosure is found in its confidential private placement memorandum.

4.   Comment:  Please  explain to the staff  whether the Fund is classified as a regulated investment company for federal income tax purposes.

     Response:  The Fund hereby confirms to the staff that it is not a regulated investment company for federal income tax purposes, but rather that it is a limited  liability  company  classified as a partnership for federal income tax purposes. That fact is disclosed in the Registration Statement.

5.   Comment: Please explain to the staff how the Fund's securities are sold and the time frame in which such sales will occur.

     Response: As explained in response to Comment Two, the Fund is offering and selling its limited liability company interests  pursuant to a confidential private placement memorandum in reliance on the exemption from registration provided by Rule 506 of Regulation D promulgated  under the  Securities Act of 1993.  The Fund  anticipates  that it will  sell  its  securities  on an opportunistic basis for the foreseeable future.

6.   Comment: The Fund's disclosure provides that one of the entities managed by its adviser has elected to be regulated as BDC. Please explain to the staff the use of the term BDC.

November 6, 2007

     Response:  BDC in an abbreviation for business  development  company.  This term is widely used in the industry in which the Fund's  adviser  operates, but the Fund acknowledges that any future filings should set forth the full definition.

7.   Comment:  Section 9.1 of the  Registration  Statement  discusses the Fund's expense reimbursement agreement with its adviser. Please provide additional disclosure regarding how the reimbursement agreement is structured.

     Response:  The  Fund  believes  the  requested  disclosure  is found in the
     footnotes  to  the  financial   statements   filed  with  the  Registration
     Statement.  In addition,  the Fund is in ongoing discussions with the staff regarding the structure of the expense reimbursement agreement and has been asked to cover those discussions via separate  correspondence.  In light of the  foregoing,  the Fund does not feel that the  inclusion  of  additional disclosure is appropriate at this time.

     We look  forward to hearing  from you soon to discuss any  comments you may have on this letter.

                                       Sincerely,

                                       /s/ Eric J. Gervais

                                       Eric J. Gervais

EJG

cc:  Terry Matlack, Tortoise Total Return Fund, LLC
     Diane Bono, Tortoise Total Return Fund, LLC